

April 17, 2013

Via E-mail
Ms. Sallie B. Bailey, Executive VP and Chief Financial Officer
Louisiana-Pacific Corporation
414 Union Street, Suite 2000
Nashville, TN 37219

> **Re: Louisiana-Pacific Corporation**
> **Form 10-K for the year ended December 31, 2012**
> **Filed February 28, 2013**
> **Definitive Proxy Statement of Schedule 14A**
> **Filed March 20, 2013**
> **File No. 1-7107**

Dear Ms. Bailey:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2012

Risk Factors, page 7

1.   It appears that your business may be impacted by impairment charges on long-lived asset, which charges for the period ended December 31, 2011 appear to have been material (refer to Note 17 to the consolidated financial statements). With a view towards future disclosure, please tell us what consideration you have given to including a specific risk factor addressing how these impairment charges may affect your financial condition.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 20

General

2.   We note that in your earnings call for the fourth quarter of 2012 you provide a business outlook for 2013. Specifically, we note that for the first quarter, you forecast a negative price variance of $6 million on raw materials and anticipate spending about $50 million in capital expenditures reflecting an increase in investments in your mills. Please include a similar discussion and analysis of such known trends, demands, commitments, events and uncertainties, to the extent material, in your future filings so that investors can ascertain the likelihood that past performance is indicative of future performance. See Item 303(a)(3)(ii) of Regulation S-K and Section III.B.3. of SEC Release No. 33-8350.

Exhibit 32

3.   As previously requested in comment eight of our letter dated November 30, 2009, please revise all future filings, as applicable, to reflect that the address of the Securities and Exchange Commission is 100 F Street, NE, Washington, DC 20549.

Definitive Proxy Statement on Schedule 14A

Proxy Card

4.   In future filings, please ensure the proxy card clearly indicates that shareholders are being asked to vote, on an advisory basis, to *approve* executive compensation. Refer to Question 169.07 of the Exchange Act Rules Compliance and Disclosure Interpretations, available on our website.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

  •   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

  •   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Mindy Hooker at (202) 551-3732 if you have questions regarding comments on the financial statements and related matters. Please contact Jessica Dickerson at (202) 551-3749 or me at (202) 551-3768 with any other questions.

Sincerely,

/s/ John Cash

John Cash
Branch Chief